FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations continue. See Instruction 1(b)							OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses) Last Report Filed: July 2002
1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol					6. Relationship of Reporting Person(s) to Issuer
Joseph Ronald G.	GREAT AMERICAN FINANCIAL RESOURCES, INC. (GFR)					(Check all applicable) __X _ Director _ _ 10% Owner
(Last) (First) (Middle)	3. IRS or Social Security			4. Statement for			__ Officer (give	_ __ Other (specify
1116 Leaftree Court	Number of Reporting Person (Voluntary)			Month/Year	October 23, 2002		title below) below)
(Street)				5. If Amendment,			7. Individual or Joint/Group Filing (check applicable line)
Cincinnati, Ohio 45208				Date of Original (month/Year)			__X__ Form filed by One Reporting Person _____ Form filed by More Than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned at	6. Owner- ship Form: Direct	7. Nature of In- Direct Bene-
	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price	(End of Month Instr. 3 and 4)	(D) or Indirect (I) (Instr. 4)	ficial Owner- ship (Instr. 4)
Common Stock, $1.00 par value	10/23/2002	N	V	476 shares	A	$15.73	34,911 shares	D

Common Stock, $1.00 par value							4,000 shares	I	By Closely
Held
Corporation

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over) SEC 1474 (7/96)

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative	3. Trans- action Date	4. Transac- tion Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month//Day/Year)			7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- Ative Secur- Eriv- Ative Secur- Ity	9. Number of Deriv- ative Secur- Ities Bene-	10. Owner- ship Form of De- rivative Secur	11. Nature of In- direct Bene- ficial Owner-
	Security	(Month/ Day/ Year)				Date		Expiration		Amount or	ity (Instr. 5)	Ficially Owned at End of	ity Direct (D) or Indi-	ship (Instr. 4)
			Code	V	(A)	(D)	Exercisable	Date	Title	Number of Shares		Month (Instr. 4)	rect (I) (Instr. 4)

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal violations                        Mark F. Muething________     October 23, 2002
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                           ** Signature of Reporting Person                         Date
                                                                       Ronald G. Joseph
Note:  File three copies of this Form, one of which must be manually signed.                   By: Mark F. Muething, Attorney-in-Fact              Page 2
       If space provided is insufficient, see Instruction 6 for procedure.                                                                       SEC 1474 (3/91